SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                       Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                        For the month of March, 2004

                        Commission File Number 1-12752


                               Glassworks of Chile
                (Translation of registrant's name into English)


                                  Hendaya 60
                                  Las Condes
                                Santiago, Chile
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F /X/         Form 40-F / /

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes / /               No /X/



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                     CRISTALERIAS DE CHILE (THE "COMPANY")
                              REPORT ON FORM 6-K


TABLE OF CONTENTS

1. A free English translation of a press release dated March 5, 2004.



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                                                       FOR IMMEDIATE RELEASE


NYSE: CGW
Santiago: CRISTALES
www.cristalchile.com


CONTACT IN SANTIAGO:
Ricardo Dunner
Head of Investor Relations
PH: (562) 787-8855
FAX: (562) 787-8800
EMAIL: ir@cristalchile.cl



                        CRISTALERIAS DE CHILE ANNOUNCES
                         PRELIMINARY NOTICE OF MEETING


Santiago, March 5th, 2004

According to Act No. 18,046 (Corporations Act), the Board of Directors of Cristalerias de Chile S.A. agreed to summon the Company's shareholders to a Regular General Stockholders Meeting on April 19, 2004, at 16:45 p.m., at the Company's offices located at Camino a Valparaiso No. 501, Padre Hurtado, for the purpose of submitting the following matters to the shareholders' consideration:


1. Approval of the Company's Annual Report, Financial Statements and application of the Company's results for the fiscal year ended December 31, 2003.

2.   Determination of the Board of Directors' compensation for the fiscal year
     2004.

3. Determination of the remuneration of the Directors that will participate in the Committee -according to Article 50 bis of Act No.18,046- and its expenses for operation.

4.   Appointment of an external auditing firm.

5.   Appointment of a newspaper for public announcements.

6. To inform businesses and transactions with related companies according to Article 44 of Act No. 18,046.

7. Other matters of interest for the Company, different from those that must be discussed in a Special General Stockholders Meeting.

DIVIDEND No. 157

The Board of Directors will propose to the Regular General Shareholders Meeting the payment of a final dividend (No. 157), of Ch$ 25.20per share (1ADR = 3 shares). If approved by the Shareholders Meeting, the dividend will be paid starting on April 28th, 2004.

Opportunely the Company will be sending the Notice of Meeting for the Regular General Shareholders Meeting to its Shareholders, the publishing dates and the publishing date of the Company's Financial Statements.

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                                  Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Glassworks of Chile
(Registrant)

                                 By:  Benito Bustamante C.
                                      -------------------
                                      Benito Bustamante C.
                                      Controller

Date:  March 5, 2004